UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRIMO WATER CORPORATION

(Name of Subject Company)

PRIMO WATER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74165N105

(CUSIP Number of Class of Securities)

David J. Mills

Chief Financial Officer

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

(336) 331-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sean M. Jones

K&L Gates LLP

214 N. Tryon Street, 47th Floor

Charlotte, NC 28202

(704) 331-7406

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Primo Water Corporation, a Delaware corporation (“Primo” or the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Fore Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Cott Corporation (“Cott”), as disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended, the “Schedule TO”), filed by Cott and Purchaser with the SEC on January 28, 2020, pursuant to which Cott and Purchaser have offered to acquire all of the issued and outstanding shares of Primo common stock in exchange for the following consideration, for each share validly tendered and not properly withdrawn, at the election of the holder:

(i)	$14.00 in cash,

(ii)	1.0229 Cott common shares, no par value per share, plus cash in lieu of any fractional Cott common shares, or

(iii)	$5.04 in cash and 0.6549 Cott common shares,

in each case, without interest and less any applicable taxes required to be deducted or withheld in respect thereof and subject to proration procedures as applicable.

The terms and conditions of the offer are set forth in Cott’s prospectus/offer to exchange (the “offer to exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Cott filed with the SEC on January 28, 2020, and the related letter of election and transmittal, which together, along with any amendments or supplements thereto, constitute the “offer.”

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by (a) replacing “February 2019” with “January 2019” in the ninth and tenth paragraphs and (b) removing the word “later” from the beginning of the eleventh paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Legal Proceedings” and replacing it with the following paragraphs:

“On February 3, 2020, John Thompson filed a putative class action lawsuit in the United States District Court of Delaware in an action styled Thompson v. Primo Water Corporation et al., 1:20-cv-00172-UNA. Mr. Thompson alleges that he is a stockholder of Primo and purports to bring the lawsuit on behalf of himself and a putative class defined as all similarly-situated Company stockholders. The complaint names as defendants the Company, all of the members of the Company Board, Cott, Purchaser, and the other parties to the merger agreement. The complaint purports to state claims for violations of Sections 14(e), 14(d) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The plaintiff in this action generally alleges that the Schedule 14D-9 filed by the Company on January 29, 2020 omits material information with respect to the proposed transaction which renders the Schedule 14D-9 false and misleading. More specifically, the complaint alleges that the Schedule 14D-9 contains materially incomplete and misleading information concerning the financial projections prepared by the Company and Cott, and the financial analyses conducted by the Company’s financial advisor. Plaintiff seeks, among other things, an injunction preventing the consummation of the proposed transaction, a declaration that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, rescission of the proposed transaction or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses.

On February 4, 2020, Brandon Flink filed a putative class action lawsuit in the General Court of Justice, Superior Court Division, North Carolina, in an action styled Flink v. Primo Water Corporation, et al., 20-cvs-724. Mr. Flink alleges that he is a stockholder of Primo and purports to bring the lawsuit on behalf of himself and a putative class of all similarly-situated Company stockholders. The complaint names as defendants the Company, all of the members of the Company Board, Cott, Purchaser, and the other parties to the merger agreement. The complaint alleges that the defendants have violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the purported class. Among other things, the complaint alleges that the Company Board agreed to preclusive deal protection devices and engaged in an insufficient sales process. The complaint further alleges that the proposed transaction may be tainted by potential conflicts of interest of the directors and Company executives. The complaint also challenges the disclosures in the Schedule 14D-9 of the Company filed on January 29, 2020 as materially deficient because of the purported failure to provide information concerning, among other things, (a) the sales process leading up to the proposed transaction, (b) certain of the Company’s and Cott’s financial projections, and (c) the data and inputs underlying the financial valuation analysis prepared by the Company’s financial advisor. Plaintiff seeks, among other things, an injunction preventing the consummation of the proposed transaction, damages, and attorneys’ and experts’ fees.

The Company believes that the allegations in each of these complaints are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIMO WATER CORPORATION

By:	/s/ David J. Mills

Name:	David J. Mills
Title:	Chief Financial Officer

Dated: February 7, 2020